Exhibit 99.1

Mobilicom Secures New Customer Design Win in APAC for ISR Drone Platforms

Driving Mobilicom’s expansion in the growing Asia-Pacific market for unmanned systems

Palo Alto, California, April 14, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has secured an initial order from a new customer in the Asia-Pacific (APAC) region. The design win includes an order for Mobilicom’s end-to-end systems that will be integrated into an Intelligence, Surveillance and Reconnaissance (ISR) drone platform, expanding Mobilicom’s global footprint into a new and strategic market.

The customer selected Mobilicom’s 10” Ground Control System (GCS), SkyHopper PRO and SkyHopper Multiband datalinks, providing highly robust, secure, and resilient communications purpose-built for demanding ISR mission requirements. The combination of these technologies aims to deliver the advanced ground-to-air connectivity, multi-band flexibility, and operational reliability required for ISR drone deployments in complex and challenging environments.

“This new customer win in the APAC region is a significant example of our progress in diversifying our global presence,” said Oren Elkayam, CEO of Mobilicom. “As the demand for sophisticated ISR capabilities grows globally, Tier-1 platform providers are seeking the trusted, cybersecure, and field-proven technologies that Mobilicom provides, and we believe this initial integration will pave the way for follow-on opportunities as these platforms are deployed.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses its belief that this initial order will lead to follow-on opportunities. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com